Exhibit 99.1

20 November 2003

NINE MONTHS RESULTS 2003

•	Underlying combined ratio of 96.2% for ongoing operations meets target
•	Result impacted by claims strengthening announced with rights issue
•	Underlying third quarter consistent with first half of year
•	Good progress being made on US restructuring
•	Good progress on performance improvements

	9 Months		9 Months
	2003		2002
Revenue
General business net premiums written (after impact of quota share – page 9)	£5,125m		£6,184m
Group operating result (based on LTIR) (after £500m additional claims strengthening) [1]	£27m		£471m
Group operating (loss) / profit (based on LTIR)[1,2]	£(212)m		£180m
Loss before taxation	£(146)m		£(156)m

Ratios
Combined ratio
– Overall	108.1%		104.0%
– Ongoing operations	96.2%

Balance sheet	30 Sept		31 Dec
	2003		2002
Shareholders' funds	£2,680m		£3,043m
Net asset value per share (adding back equalisation provisions net of tax)[3]	156	p	175	p
Tangible net asset value per share	145	p	160	p

1      For more details on longer term investment return see note 2 on page 8
2      For more details on Group operating profit see page 4
3      For more details on net asset value per share calculation see page 7

For further information:

Analysts	Press	Requests for Interview
Helen Pickford	Richard Emmott	Julius Duncan (Finsbury)
Tel: +44 (0)20 7569 6212	Tel: +44 (0)20 7569 6023	Tel: +44 (0)20 7251 3801
Mobile: +44 (0)7739 235436

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and management objectives; our operational and performance improvement plans; restructuring plans, including the timing and impact of exiting certain territories and businesses; our expense savings, premium reduction and loss, expense and combined ratio targets; and our targeted capital levels and capital improvement plans,solvency requirements in the UK, disposals, outcome of litigation, sale and accounting treatment of regulated life products. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or the Listing Rules to publish any supplementary prospectus hereto.

Press Release

Group Chief Executive Andy Haste commented,

“This has been a quarter of important progress in many areas. The underlying performance of our ongoing operations, with a combined ratio of 96.2%, has been good. We have taken steps to address the legacy issues of the past, but we recognise that there is still a lot of work to do to ensure that we achieve our target of an average combined ratio of 100% across the insurance cycle.

Overview of quarter
“The performance of the ongoing operations is important in showing where the Group is heading in the future. We still have residual issues that are pulling down the overall result. We’ve taken sound management actions to deal with our legacy problems but will have the drag of discontinued lines in run off. There’s also an opportunity to improve our ongoing operations. An overall combined ratio of 108.1%, reflecting the £500m reserve strengthening, isn’t seen as an adequate level of performance.

“The successful actions in the quarter were:

•	Launching our rights issue, which was completed on 16 October and, together with our pre existing capital surplus, gives us the capital base to implement the strategy we laid out in September
•	Making progress on sorting out the future of our US operations and appointing a new management team to take things forward
•	Continuing progress on our cost savings – by the end of the quarter we’d delivered £127m on an annualised basis
•	Announcing the disposal of a number of operations and pulling out of more non profitable lines of business and business relationships
•	Continuing to achieve premium rate increases across the board – although the rate of increase in some lines is slowing
•	Our ongoing operations keeping their eye on the ball and producing another quarter of sub 100 combined ratio

Provision strengthening
“We have continued to review our claims provisions and have calculated them at the nine months taking into account the earlier work that we detailed in the rights issue prospectus, which led us to indicate provisions increases for the third quarter of up to £800m in these results. We’ve confirmed and established an additional £500m of claims provisions. We’re taking account of the balance of £300m as a contingent liability for adverse claims development that may arise in the future. This £300m is in excess of local best estimates and is not attributable to any specific operation. Net of attributable tax, this has been deducted in determining our risk based capital position.

US update
“The Travelers deal only began to take effect in October. Around 25% of the book has already transferred or lapsed.

“Progress continues on shaping the future for those parts of the US operation that were not included in the Travelers deal.

•	We’ve put in place a transitional plan to manage the restructuring of our US operation, including appointing a new management team who will be responsible for overseeing its implementation
•	We’ve instituted a number of control mechanisms to ensure that we make orderly progress on our restructuring, including creating a new risk management role within the senior team
•	We’ve negotiated other renewal rights arrangements, all of which will have come into effect before the end of the year, reducing our ongoing premiums in the US by a further $200m

“We’ve moved forward but still have work to do. 2004 will be a transitional year as the effects of the actions we’re taking work through the remaining US book.

“In October the US courts handed down a judgement on the Student Finance Corporation litigation that found against the Group. Our appeal was lodged on 29 October. We currently anticipate that it will be around a year before the result of that appeal is known.

Quota share update
“We indicated at the interim that following the rights issue we would be reducing our quota share arrangement with Munich Re. Our intention in 2004 is to reduce the level of premiums that we cede to them to around £350m, about half of the level this year.

Press Release	1

Overall performance
“This has been another quarter of good results at an operational level everywhere except the US. As usual we give much of the detail on pages A9 to A16, where the reviews are concentrated on the performance of our ongoing businesses. I’ll touch briefly on performance at an overall level and indicate how much of the £500m provisions have been established locally.

•	General business result* – The general business result* for the year to date was £6m, down from £383m in 2002 primarily as a result of the claims provisions. The other significant factor affecting the year on year comparison of the result was the £109m reduction in the long term investment return that is a consequence of the lower long term return assumptions that we have introduced this year. Restating last year’s LTIR for the lower returns would reduce it by £118m.

•	UK – The UK underwriting profit for the year to date was £40m, a £104m improvement over the same period of 2002. The combined ratio for the nine months was 98.0% and for the third quarter was 100.0%.

UK Commercial – In the UK the strong performance by commercial continued with an underwriting profit of £12m in the quarter and £58m year to date giving combined ratios (COR) in the same periods of 97.0% and 95.3%. The results this quarter include claims provision strengthening of £25m, much of which related to liability and ‘other’, which includes discontinued business such as inwards reinsurance.

UK Personal – UK personal, while improving its underwriting result by £61m when compared to the third quarter 2002, was unable to produce a second successive quarter of underwriting profit, despite releasing the weather related contingent reserve that it established in the first quarter. The total COR for the nine months was 101.3% while MORE TH>N and personal intermediated produced CORs of 102.1% and 103.0% respectively. The primary reason for this was the increase in subsidence claims that became an issue towards the end of the quarter and continued into October. Other weather remained benign and is £90m better than at the nine months 2002. We currently anticipate that subsidence claims in total for the year will be around £70m above the level we would expect in a normal year, of which £40m will be in the fourth quarter. The motor underwriting results has improved following the substantial reshaping of the broker book.

•	Scandinavia – In Scandinavia we increased provisions by £10m, predominantly for Swedish motor third party liability, and produced a COR for the third quarter of 103.5%, however, for the nine months the COR was 98.7% and the commercial COR for the third quarter remained sub 100%. Weather has continued to be favourable and has benefited both the personal and commercial results, but personal lines saw a number of large losses in the quarter. We are continuing to achieve rate driven premium growth.

•	US – The US results, as expected, were poor, with CORs of 141.1% year to date and 226.8% for the quarter. The numbers include the reserve additions we had indicated were likely. Of the overall £500m of claims strengthening in the quarter, £458m ($760m) was booked in the US, mainly in workers’ comp and general liability. Performance in both lines was poor despite price increase actions. In personal lines the household result was poor partly as a result of hurricane Isabel which overall cost £10m ($15m) but the non standard auto line has improved as we see the benefits of underwriting initiatives.

•	International – The International businesses produced another strong set of results with CORs of 94.9% for the nine months and 96.0% for the third quarter. Both of these ratios exclude the Canadian result. All operations produced an underwriting profit both for the quarter and for the year to date and combined generated a £77m improvement over the nine months 2002. This is after we strip out the results of our Australian and New Zealand operations prior to the IPO of Promina. These results have been separately disclosed on page B1.

•	International: Canada – The Canadian result at 100.4% year to date is eight points better than last year. The improvement is driven by personal lines. Both motor and household produced CORs below 100% in the quarter. The commercial result wasn’t as good with a significant deterioration in general liability that partly results from the expense overhang following the 38% reduction in premium levels. The poor results of the Facilities Association involuntary pool business also impacted the result. The exception was commercial ’other’, which produced CORs of 91.5% year to date and 93.4% in the quarter. Hurricane Juan and the British Colombia bushfires together cost around £9m (C$20m). Provision strengthening amounted to £4m (C$9m).

“I’ve said before that I’m convinced that we have the components of a winning business. It will take time to realise the Group’s full potential. That involves serious hard work and commitment from each and every employee. They all know that improving performance in the business is their personal responsibility and that being held accountable for their actions – both positive and negative – will be a fact of life going forward. We need to deliver and this quarter is another step in the right direction.”

* See note 2 on page 8

Press Release	2

Ongoing Business Result
The Group has made significant progress this year in restructuring operations through disposal and discontinuance, the latter either by way of closure or transfer of renewal rights.

The statistical analysis included as Section B of this release includes an analysis of the Group’s general business underwriting result separating ongoing operations from those that have been disposed or discontinued. The result is split with effect from 1 January 2003, thereby giving a clear indication of underlying performance for the ongoing business in the year to date.

In summary the split of the result is as follows:

	As published	Excluding Reserve Strengthening	Excluding Reserve Strengthening Discontinued & Disposed	Excluding Reserve Strengthening Ongoing
	%	%	%	%
UK	98.0	97.5	119.3	93.0
Scandinavia	98.7	97.5	—	97.5
USA	141.1	107.4	112.1	97.7
Canada	100.4	99.4	—	99.4
International	94.9	94.7	110.2	94.2
Australia/NZ	95.7	95.7	95.7	—

Total	108.1	99.6	111.0	95.2*

* The difference between the 95.2% quoted above for the ongoing operations and the 96.2% quoted on the front page of this release relates to the share of the £500m reserve strengthening attributable to ongoing operations. The 95.2% excludes any reserve strengthening while the 96.2% includes the applicable proportion of the £500m.

Current Year / Prior Year
The underwriting loss for the nine months of £530m includes the additional £500m of reserve strengthening. The combined ratio of the Group excluding prior year strengthening was 99.6% compared to the published 108.1%.

Life Business Result
The life business result of £107m shows a £27m decrease on 2002. The principal reason is a decrease in the UK contribution reflecting the continued lower levels of equity markets. Additionally, there was the one off release of £6m in the first quarter of 2002, in respect of the Danish operation where the Regulator changed the way in which it allowed companies to recognise the value of surplus. The result is also impacted by the IPO of the Australasia operations in May 2003.

Other Activities Result
The analysis of the other activities result is as follows:

	9 Months	9 Months
	2003	2002
	(unaudited)	(unaudited)
	£m	£m
Development expenses	(20)	(8)
Other non insurance	—	(5)

Non insurance activities	(20)	(13)
Associates	22	11
Central expenses	(46)	(32)
Investment expenses	(22)	(18)
Loan interest	(36)	(50)
Balance of LTIR	16	56

Other activities result	(86)	(46)

Central expenses have increased due to costs arising from the Operating and Financial Review, announced in November 2002, and ongoing work on restructuring.

Press Release	3

The other activities result also includes a surplus of £16m in respect of the balance of LTIR. The primary reason for the reduction compared to the prior period is the use of lower investment returns. Equity returns are now calculated at 7.5% (2002: 9%) and fixed at 5% (2002: 6%), per annum.

Group Operating Profit*
The difference of £239m (2002: £291m) between Group operating result* and Group operating profit* was comprised of a number of items outlined below.

Movements comprise amortisation of goodwill of £20m (2002: £45m), nil goodwill impairment (2002: £145m), amortisation of goodwill in acquired claims provisions of £15m (2002: £19m), amortisation of the present value of acquired in force business of £5m (2002: £9m), charges in respect of interest on dated loan capital of £39m (2002: £39m), reorganisation costs of £135m (2002: £16m) and an increase in equalisation provisions of £25m (2002: £18m).

Other Profit & Loss Movements
The main difference between Group operating (loss) / profit* and loss for the period attributable to shareholders is short term investment fluctuations. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each quarter’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the period was a charge of £7m (2002: £516m) reflecting the improving investment market conditions during the period.

Other movements also include the profit on disposal of subsidiaries and other businesses of £73m (2002: £180m). This includes the profit on disposal of RSUI of £79m.

The underlying rate of tax on the Group operating result* was 31% (2002: 33%).

After a tax credit of £5m (2002: £8m) and eliminating minority interests of £24m (2002: credit of £23m), the loss for the period attributable to shareholders was £165m (2002: £125m).

Movement in Total Capital
Total capital has decreased from £4,221m at 31 December 2002 to £3,878m at 30 September 2003. The movement in shareholders’ funds comprises the after tax loss attributable to shareholders of £165m, preference dividend of £7m, interim ordinary dividend of £29m, a reduction in embedded value of £273m and an exchange gain of £111m, primarily attributable to a strengthening in the Canadian, Australian and New Zealand dollar and the Danish kroner. Dated loan capital has increased due to foreign exchange movements of £14m and minority interests have increased by £6m.

Capital Position
Regulated Capital Position
The regulatory position continued to develop, with the publication of more consultation papers from the FSA. As indicated in earlier press releases, it is clear that regulatory capital requirements are set to increase over the next few years. In addition to the level at which they are set, the way in which the FSA is going to apply them is going to be of critical importance.

Life Capital
At the end of September the two UK with profits funds required contingent loan funding of £68m. Plans are being finalised to make further changes to investments which will, inter alia, improve the capital position and reduce these loans.

Discussions continue with the FSA on the question of non GAR misselling and the target percentage of asset shares in the calculation of bonuses. Dependent on the outcome of these negotiations the amount of the contingent loan may change.

Discussions continue with the FSA in respect of the management of the with profits funds and work has progressed on developing the Principles and Practices of Financial Management (PPFM) that will need to be finalised next year.

General Insurance Capital
Following the publication of CP 190 and CP 204, the Group has been developing its long-term capital plans to ensure compliance with these capital requirements. Although there remains considerable uncertainty over the principles of valuation, calibration and application that the FSA are going to apply, it is clear that the regulatory capital requirements are going to increase significantly and, dependent in particular on how they are applied, these may become the dominant capital consideration.

* See note 2 on page 8

Press Release	4

The Group endorses and welcomes the introduction of more sophisticated and risk based regulatory solvency requirements. It is however essential that companies are given a reasonable amount of time to plan and implement the necessary changes, which will often include reasonably significant corporate restructuring and, on occasions, disposal activity.

The plans for Solvency II as reflected in CP 190 and the Groups’ Directive as reflected in CP 204 provide reasonable time for implementation, subject to there being no major adverse changes in the finalised requirements.

In the shorter term, the requirements of Solvency I come into effect on 1 January 2004. As has been indicated in earlier releases, this increases the solvency requirements within the existing regulatory framework. The actual increase in the solvency requirement will depend on the outcome of a waiver application that the Group has made to the FSA. The waiver relates to the ability of the Group to continue its present practice of discounting very long dated general insurance claims liabilities. The Group believes this approach is appropriate and is consistent with the longer-term direction of regulatory requirements as well as international accounting standards and the principles of fair value. The amount of the discount at issue is approximately £600m, and is clearly significant to the regulatory solvency position.

Other changes to be introduced by Solvency I can be expected to reduce our regulatory solvency by around 300m. These primarily relate to additional capital charges for liability business.

The statutory surplus at 30 September 2003 rolled forward for the rights issue is £1.5bn.

Press Release	5

Risk Based Capital Position
The capital position set out below compares the actual capital at 30 September 2003 with the projected general business requirement calculated in accordance with the Group’s risk based capital methodology. The available capital is adjusted for intangible items such as goodwill and for writing back the equalisation provision. The value of shareholders’ interest in life (less £100m of available surplus in the Phoenix fund) is also deducted although as set out below, this represents considerably more than the regulatory requirements and the Group intends releasing some of this value in the future to support the general business. The net rights issue proceeds, which were received in October 2003, are also adjusted for.

Available Capital	£m	£m
Published capital		3,880
Less goodwill	(229)
Add equalisation provisions (taxed)	224

		(5)
Add rights issue proceeds		960

		4,835
Less shareholders interest in Life:
– As published	(1,395)
– Less surplus available from Phoenix (taxed)	100

		(1,295)

		3,540
Initial capital available for general business
Adjustments:
i) Contingent liability for adverse claims development – taxed at 30%		(210)
ii) USA downsizing provision, as announced with the rights issue (no tax relief)		(300)

Adjusted capital available for general business		3,030

Capital Requirements

The capital requirement is based on the current level of ongoing operations net written premium
Projected 2003 NWP – calendar year	7,000
Less 2003 NWP attributable to operations now disposed, or discontinued (including IPO of Australasia, disposal of UK Health, cessation of Corporate Partnership contracts and impact of renewal rights transfers in the USA)	(1,500)

Estimate of ongoing operations NWP at end 2003	5,500
Capital requirement @ 40%		2,200

Indicated surplus		830

The indicated surplus is in line with the projections provided with the prospectus, which showed an improvement in the capital position as the exposure of the Group reduces through the programme of disposal, discontinuance and downsizing.

It is expected that this programme of disposals will continue, reducing the NWP. However this will be offset by underlying growth and the reduction in the Munich Re quota share.

The maintenance of the indicated surplus position is appropriate given the specific risks and exposures that arise during the downsizing and discontinuance of operations. It should be emphasised that this calculation is on the Group’s internal basis and does not take account of regulatory developments.

As indicated above, the longer-term position will be impacted by the intention of releasing more capital from the shareholders’ interest in life. This is likely to be achieved by way of a combination of disposal and financing arrangements. This release will, we believe, in the absence of adverse regulatory developments, be sufficient to offset the amounts that may be drawn down under the contingent loan arrangements that remain in place for the UK with profit life funds as discussed above.

Press Release	6

Additional Claims Provision
The six months’ results announcement and the prospectus for the rights issue, indicated that the Group was undertaking a thorough review of its claims provisions and, in particular, had commissioned an independent review by Tillinghast Towers Perrin.

The outcome of this review and the subsequent updating of the provisions to 30 September are reflected in these results. As a consequence, the Group result has been charged with £500m of claims strengthening and the capital analysis has been amended to bring into account £300m of contingent liability for potential claims development. The £500m relates primarily to the US. The geographic disposition is as follows:

£m
UK	11
USA	458
Scandinavia	10
Canada	4
International	1
Group reinsurance	16

500

The Group reinsurance £16m represents an increase to central margin.

The £300m (pre tax) of contingent liability represents the amount of capital it is appropriate to earmark at a Group level in respect of potential adverse claims development. It represents a potential liability that it is not appropriate to establish as a provision but which may arise in the future. It is not specific to any individual operation, being an overall Group level assessment. It represents an excess over local best estimates of claims provision requirements. It is deducted in risk based capital evaluations.

In future quarters the requirement will be reassessed and any specific allocation to local operations (when it would be established as a claims provision) will be identified and disclosed.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions net of tax, decreased to 156p (31 December 2002: 175p). These amounts reflect the number of shares in issue at the balance sheet date adjusted for the bonus element of the rights issue in October 2003. The net asset per share based upon the number of shares in issue and excluding the bonus issue element was 193p (31 December 2002: 217p).

At 30 September, the proforma net asset value per share, calculated after taking into account the full impact of the rights issue in October 2003 as if it had been completed at 30 September 2003, was 130p. At 17 November 2003 the net asset value per share, after adding back claims equalisation provisions net of tax, was estimated at 128p.

Press Release	7

EXPLANATORY NOTES

1.	Accounting Policies

There have been no significant changes in accounting policy in the nine months ended 30 September 2003.

2.	Group Operating Result (Based on Longer Term Investment Return)
The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs, amortisation of goodwill, amortisation of goodwill in acquired claims provisions, amortisation of present value of acquired in force business, impairment of goodwill, dated loan capital interest and profits and losses arising on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the adjusted weighted average of 1,767,652,971 shares in issues during the period (excluding those held in ESOP trusts).

In accordance with Financial Reporting Standard 14 “Earnings Per Share”, the adjusted weighted average number of shares and the weighted average number of shares used in the comparative amounts, includes an adjustment for the bonus issue element of the rights issue in October 2003. The earnings per share based on the adjusted weighted average number of shares before this adjustment was (12.1p) (2002: September (9.2)p, December (66.5)p).

The number of shares in issue at 30 September 2003, as adjusted for the bonus issue element of the rights issue, was 1,785,590,955 (1,439,992,706 before the adjustment).

4.	Life Embedded Values

The ABI has issued a revised Statement of Recommended Practice on Accounting for Insurance Business (SORP). Although this will not apply for 2003, the Group is giving consideration as to whether to adopt certain provisions of the SORP in its 2003 year end accounts. The particular issue concerns the recognition of embedded value of life business on the balance sheet.

In the interim results the Group amended its practice in this area by derecognising the embedded value attributable to the overseas and UK with profits life funds.

It is possible that at the year end the remaining embedded value, being that of the Phoenix fund, will also be derecognised and replaced with an amended value as recognised under the existing Modified Statutory principles.

The embedded values of all retained life operations will continue to be calculated, audited and disclosed by way of note to the accounts.

The rationale for the derecognition that is expected to be proposed by the SORP is that this anticipates the direction being taken by the International Accounting Standards Board (IASB). Although the IASB is generally in support of the principles of fair value accounting, which is the basis of embedded values, there are aspects of the traditional UK embedded value calculations that the IASB does not support. The principal areas of difference relate to the recognition of future investment margins and the need to model embedded options and guarantees stochastically.

Press Release	8

In summary the shareholders’ interest in life operations now comprises:

	UK with Profits	UK Phoenix	Overseas	Total
	£m	£m	£m	£m
Shareholders' Funds	338	—	470	808
Embedded Value	—	587	—	587

	338	587	470	1,395

The overseas shareholders’ funds comprises principally Codan and La Construcción in Chile.

5.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2003. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 15% of the Group’s general business written in the UK, US, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £350m. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact. There was minimal impact on the Group’s longer term investment return in the nine months results.

The essence of that agreement is that Munich Re has agreed to take a 15% share of most of the risks that we cover this year. As a result, we transferred to them £350m of premiums written last year, which will be earned this year, as well as £558m of premiums written in the nine months. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will be returned to us. That will increase our headline premiums at that point. While the agreement is in force we will continue to disclose its premium effect so that meaningful comparisons can be made.

6.	Year End Results 2002

The results for the year ended 31 December 2002 and the balance sheet at that date, which have been included as comparatives in the nine months results, are not statutory accounts but have been abridged from the statutory accounts. A copy of the statutory accounts for that year, on which the independent auditors’ report gave an unqualified opinion and did not contain a statement under Sections 237(2) or, 237(3) of the Companies Act 1985, has been delivered to the Registrar of Companies.

FURTHER INFORMATION

A supplementary information pack contains:

Detailed Business Review
Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 9.30am today.

The results for the full year to 31 December 2003 will be announced on 11 March 2004. The first quarter 2004 results will be announced on 13 May 2004. At first quarter we do not intend to hold an analysts’ meeting and will instead host a conference call.

Press Release	9

CONSOLIDATED PROFIT & LOSS ACCOUNT

	9 Months		9 Months		12 Months
	2003		2002		2002
	(unaudited)		(unaudited)		(audited)
	£m		£m		£m

General business net premiums written	5,125		6,184		8,635
Life business net premiums written	1,124		1,635		1,882

General business result	6		383		89
Life business result	107		134		227
Other activities	(86)		(46)		(90)

GROUP OPERATING RESULT	27		471		226
(based on longer term investment return) *

Amortisation of goodwill	(20)		(45)		(60)
Goodwill impairment	—		(145)		(653)
Amortisation of goodwill in acquired claims provisions	(15)		(19)		(25)
Amortisation of present value of acquired in force business	(5)		(9)		(13)
Interest on dated loan capital	(39)		(39)		(52)
Claims equalisation provisions	(25)		(18)		1
Reorganisation costs	(135)		(16)		(79)

Group operating (loss) / profit	(212)		180		(655)
(based on longer term investment return) *
Short term investment fluctuations	(7)		(516)		(551)

Loss on ordinary activities before exceptional items and tax	(219)		(336)		(1,206)
Profit on disposal of subsidiary undertakings	73		180		184

Loss on ordinary activities before tax	(146)		(156)		(1,022)
Tax on Group operating result	(8)		(158)		(70)
(based on longer term investment return) *
Tax on other movements	13		166		161

Loss on ordinary activities after tax	(141)		(148)		(931)
Attributable to equity minority interests	(24)		23		(9)

Loss for the period attributable to shareholders	(165)		(125)		(940)
Cost of preference dividend	(7)		(7)		(9)
Cost of ordinary dividend	(29)		(57)		(86)

Transfer from retained profits	(201)		(189)		(1,035)

Group operating earnings after tax per ordinary share	(2.0	)p	15.3	p	4.6	p
(based on longer term investment return) *
Earnings per ordinary shareˆ	(9.7	)p	(7.4	)p	(53.7	)p
Diluted earnings per ordinary shareˆ	(9.7	)p	(7.4	)p	(53.7	)p

* See note 2 on page 8
ˆ See note 3 on page 8

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	9 Months	9 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Loss for the period attributable to shareholders	(165)	(125)	(940)
Movement in the value of long term business	(273)	(378)	(351)
Exchange	111	(227)	(265)

Total shareholders’ consolidated losses arising in the period	(327)	(730)	(1,556)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	9 Months	9 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Shareholders’ funds at 1 January	3,043	4,691	4,691
Share capital issued and increase in share premium	—	2	2
Total shareholders’ recognised losses	(327)	(730)	(1,556)
Goodwill written back	—	—	1
Dividends	(36)	(64)	(95)

Shareholders’ funds at 30 September / 31 December	2,680	3,899	3,043

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SUMMARY CONSOLIDATED BALANCE SHEET

		30 September	30 September	31 December
		2003	2002	2002
		(unaudited)	(unaudited)	(audited)
		£m	£m	£m
ASSETS
Intangible assets		229	842	306
Investments
Land and buildings		544	516	483
Interests in associated undertakings		110	163	166
Other financial investments	– Equities	1,005	1,462	1,315
	– Unit Trusts	733	435	460
	– Fixed Interest	11,241	10,556	10,832
	– Other	1,108	1,732	1,245
		14,741	14,864	14,501
Value of long term business		587	874	898

Total investments		15,328	15,738	15,399
Reinsurers’ share of technical provisions		5,280	5,345	5,079
Debtors		5,000	5,512	5,625
Other assets		542	716	733
Prepayments and accrued income		1,113	1,310	1,310
Long term business policyholders’ assets		30,516	31,740	31,494

Total assets		58,008	61,203	59,946

LIABILITIES
Shareholders’ funds		2,680	3,899	3,043
Equity minority interests in subsidiaries		411	374	405
Dated loan capital		787	768	773

Total capital, reserves and dated loan capital		3,878	5,041	4,221

Technical provisions		19,548	20,021	20,278
Equalisation provisions		320	351	293
Borrowings		647	751	700
Other liabilities		3,099	3,299	2,960
Long term business policyholders’ liabilities		30,516	31,740	31,494

Total liabilities		58,008	61,203	59,946

Shareholders' interest in long term business		1,395	1,988	1,874

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 19 November 2003.

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	9 Months	9 Months	12 Months
	2003	2002	2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Net cash inflow from operating activities pre quota share	450	334	495
Quota share portfolio transfer	(14)	(235)	(235)
Reinsurance premium payment	—	(97)	(109)
Contingent loan finance to long term business funds	—	—	(160)

Net cash inflow / (outflow) from operating activities post quota share	436	2	(9)
Dividends from associates	5	1	3
Servicing of finance	(43)	(38)	(67)
Taxation refunded / (paid)	8	(33)	53
Capital expenditure	(14)	(48)	(63)
Acquisitions and disposals	843	427	640
Dividends paid on equity shares	(29)	(103)	(160)

	1,206	208	397
Issue of ordinary share capital	—	2	2

Cash flow (pre investment)	1,206	210	399

Investment activities
Purchases / (sales) of investments	1,153	(118)	19
Reduction in borrowings	53	328	380

Net investment of cash flows	1,206	210	399

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

Press Release	13

ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES

Estimation Techniques, Uncertainties and Contingencies

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities as the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation Techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

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It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in-force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and Contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	Uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	Uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring;
•	Uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, judicial trends, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Asbestos and Environmental Claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that are generally greater than those encountered for other classes of business. A significant issue is the long delay in reporting losses since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later. For example, cases of mesothelioma can have a latent period of up to 40 years. There may also be complex technical issues that give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds. As a consequence, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Financial Enhancement Products
In the UK, US and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business, however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered into for which a premium of £124m was ceded, which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the US is discussed below.

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Litigation, Mediation and Arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurance
The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers, including from the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non-recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s “Watch List”. The “Watch List” is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Banking Facilities
At the end of September 2003 the Group’s banking facilities comprised a syndicated loan facility for £800m expiring in October 2003, of which £566m was drawn.

On 7 October 2003 the Group announced the successful completion of negotiations for a new three year facility of £400m, repaying borrowings of £166m.

Potential Misselling of Life Products
The Group and its UK insurance subsidiaries continue to be in discussion with the Financial Services Authority (FSA) in relation to the sale and accounting treatment of regulated life products. These products include the sale of mortgage backed endowments, the treatment of life guaranteed annuity options and the potential effect on holders of policies not subject to such options. These discussions have not been concluded and could result in significant financial consequences for the Group including the provision of further financial support for subsidiaries, changes in the calculation of policyholder liabilities and the possible imposition of penalties by the FSA. In March 2003 the FSA levied a fine of £950,000 on the Group. Based on the information currently available, the directors consider they have made appropriate provisions for such costs and they do not believe that any further costs will have a material adverse effect on the Group’s financial position.

Rating Agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single A ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are A- from S&P and A- from AM Best. The actions announced by the Group during 2002 and 2003 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory Environment
The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the Regulators to the challenging market conditions that have prevailed over the last few years. The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries, the progress of the actions announced on 7 November 2002 and 4 September 2003 to improve that position, the implementation of the EU Financial Conglomerates Directive and its interrelationship with the overall capital of the Group. We are also currently in discussions with the FSA in relation to our request for a waiver in respect of claims discounting provisions within Solvency 1.

The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004 through 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could materially increase our solvency requirements. We believe that, following the actions announced, including the rights issue, we are better positioned to comply with these potential regulatory developments. However, there remain considerable uncertainties regarding these developments and potential outcomes.

World Trade Center
The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001, is a gross loss of £1,193m, reduced to £277m net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate of quantum continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

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Student Finance Corporation
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At 30 September 2003, the loan portfolio had a face value of approximately $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (“MBIA”) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions were Wells Fargo Bank Minnesota, NA (‘Wells Fargo’), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and PNC Bank and Wilmington Trust, both of which provided interim financing prior to securitisation. These actions are all pending in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. On 30 September 2003, the Court granted summary judgement to MBIA and Wells Fargo. The Court then entered a Judgement on 10 October 2003 which was superseded by a corrected Judgement entered on 27 October 2003. Royal Indemnity filed its Notice of Appeal from the Judgement on 29 October 2003. The summary judgement motions by PNC Bank and Wilmington Trust were still pending at 31 October 2003. In the event that the Court grants summary judgement to PNC Bank and/or Wilmington Trust, Royal Indemnity plans to appeal from those rulings as well.

The Court’s corrected Judgement filed on 27 October 2003 awarded MBIA and Wells Fargo approximately $360m. This amount consists of approximately $270m in original claims, $67m in claims accruing from the date the suit was filed to 27 October, and $23m in prejudgment interest accruing to 27 October. If the Court were to grant summary judgement to PNC Bank and Wilmington Trust on the same basis as MBIA/Wells Fargo, the awards would be approximately $121m to PNC Bank and $14m to Wilmington Trust.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and / or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on our current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

US Financial Enhancement Products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2003 amounted to £36m. Claims provisions of £71m have been established at 30 September 2003 in addition to £67m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £161m based on a model, which utilises S&P’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

Realistic Balance Sheet Waivers and Contingent Loan Finance
The regulatory solvency of the UK Life Funds is sensitive to change in investment conditions and the recent turbulent stock market conditions have heightened the risk of breaches in regulatory solvency. The funds have low regulatory solvency and a Group company has agreed, in certain circumstances, to make loans of up to £500m to the Life Funds in order to support their solvency position, should the need arise. These loans will be recoverable only out of any future surpluses arising in the Life Funds and realistic balance sheet analysis indicates that is expected to occur.

The Group has applied for, and been granted, a number of waivers for its two with-profits life funds, which enable the solvency to be assessed on the realistic balance sheet approach introduced by the FSA early in 2003. This approach improves the capital position of these funds and has enabled Sun Alliance and London Assurance Company to terminate its reinsurance that was previously providing solvency relief. The main benefit from the move into realistic balance sheet is the greater durability that it gives to the solvency of the funds, in particular against investment market movements.

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At 30 September 2003 £160m (31 December 2002: £160m) had been funded and £68m (31 December 2002: £25m) had been utilised under these arrangements. It is anticipated that changes to the investment policy of the with-profits funds, together with other changes in approach, will reduce the future requirements for contingent loan finance.

Discussions continue with the FSA on the question of non GAR misselling and the target percentage of asset shares in the calculation of bonuses. Dependent on the outcome of these negotiations the amount of the contingent loan may change.

US Regulatory Capital
The consolidated US regulatory capital and surplus position as at 30 September 2003 is $1,449m, an increase of $68m over the 31 December 2002 position. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

Strategic and Operational Review
Our programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. In addition, successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. This is particularly so in relation to our US operation where a new management team has recently been appointed.

Our restructuring plans in the US are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the US will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects. Some events or transactions comprised in our restructuring plans may give rise to liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations.

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